Exhibit 99.1

For Immediate Release

THE GYMBOREE CORPORATION TO BE ACQUIRED BY BAIN CAPITAL

Shareholders to Receive $65.40 in Cash Per Share

Transaction Valued at $1.8 Billion

SAN FRANCISCO and BOSTON – October 11, 2010 – The Gymboree Corporation (NASDAQ: GYMB) (“Gymboree” or the “Company”) and Bain Capital Partners, LLC (“Bain Capital”) today announced that they have entered into a definitive agreement under which affiliates of Bain Capital will acquire all the outstanding stock of Gymboree for $65.40 per share, or $1.8 billion.

Under the terms of the agreement, which has been unanimously approved by Gymboree’s Board of Directors, Gymboree stockholders will receive $65.40 in cash for each outstanding share of Gymboree common stock they own, which represents a 57.4% premium to the Company’s unaffected share price on September 30, 2010, before recent market rumors of a transaction, and a 23.5% premium to Gymboree’s closing stock price on October 8, 2010, the last full trading day before today’s announcement.

“We are pleased to announce this transaction as it delivers significant value to our shareholders,” said Matthew McCauley, Chairman and Chief Executive Officer of Gymboree. “We want to thank our employees for their hard work and dedication to Gymboree. Bain Capital is a world-class asset management firm with substantial resources and investment experience in the retail industry, and we believe they will be a great partner as we go forward as a private company.”

“Gymboree is a terrific company with incredible brand strength and a large population of extremely satisfied customers,” said Jordan Hitch, a Managing Director at Bain Capital. “We look forward to working with Matthew McCauley and the company’s proven and experienced management team.”

Under the terms of the agreement, it is anticipated that affiliates of Bain Capital will commence a tender offer for all of the outstanding shares of Gymboree shortly following the execution of the agreement.

If the tender offer is successfully completed, Gymboree expects the transaction to close by year end. Completion of the transaction is subject to, among other things, the satisfaction of the minimum tender condition of at least 66% of the Company’s common shares, the receipt of the Federal Trade Commission’s approval under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976 and other customary closing conditions. In the event that the minimum tender condition is not met, and in certain other circumstances, the parties have agreed to complete the transaction through a one-step merger after receipt of shareholder approval. Bain Capital has committed financing from Credit Suisse and Morgan Stanley in an amount necessary to complete the transaction. Under certain circumstances, Bain Capital may delay the closing date in order to complete this financing.

Under the terms of the agreement, Gymboree may solicit acquisition proposals from third parties for a period of 40 calendar days continuing through November 20, 2010. It is not anticipated that any developments will be disclosed with regard to this process unless the Company’s Board of Directors makes a decision with respect to a potential superior proposal. There are no guarantees that this process will result in a superior proposal.

Goldman, Sachs & Co. is acting as exclusive financial advisor to the Special Committee of the Board of Directors of Gymboree and Skadden, Arps, Slate, Meagher & Flom LLP is acting as its counsel. Both Goldman, Sachs & Co. and Peter J. Solomon Company provided fairness opinions to the Gymboree Special Committee and Board of Directors. Wilson Sonsini Goodrich & Rosati is acting as counsel to Gymboree. Ropes & Gray LLP is acting as Bain Capital’s legal advisor.

About The Gymboree Corporation

The Gymboree Corporation’s specialty retail brands offer unique, high-quality products delivered with personalized customer service. As of October 2, 2010, the Company operated a total of 1,037 retail stores: 635 Gymboree® stores (594 in the United States, 37 in Canada, 2 in Puerto Rico and 2 in Australia), 147 Gymboree Outlet stores, 122 Janie and Jack® shops and 133 Crazy 8® stores in the United States. The Company also operates online stores at www.gymboree.com, www.janieandjack.com and www.crazy8.com, and offers directed parent-child developmental play programs at 671 franchised and Company-operated Gymboree Play & Music® centers in the United States and 32 other countries.

About Bain Capital

Bain Capital, LLC (www.baincapital.com) is a global private investment firm that manages several pools of capital including private equity, venture capital, public equity, high-yield assets and mezzanine capital with approximately $64 billion in assets under management. Since its inception in 1984, Bain Capital has made private equity investments and add-on acquisitions in more than 300 companies in a variety of industries around the world. Bain Capital private equity investments have included such leading businesses as Toys “R” Us, Bright Horizons Family Solutions, Michaels Stores, Dollarama, Burlington Coat Factory, Dunkin’ Brands and Lilliput Kidswear. Headquartered in Boston, Bain Capital has offices in New York, Chicago, London, Munich, Hong Kong, Shanghai, Tokyo, and Mumbai.

Notice to Investors

The tender offer for the outstanding common stock of the Company referred to in this press release has not yet commenced. This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the Company common stock will be made pursuant to an offer to purchase and related materials that affiliates of Bain Capital Partners, LLC intends to file with the Securities and Exchange Commission. At the time the offer is commenced affiliates of Bain Capital Partners, LLC will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and thereafter the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of the Company when available. In addition, all of these materials (and all other materials filed by the Company with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by an affiliate of Bain Capital Partners, LLC when available. Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by the Company by contacting the Company Investor Relations at 500 Howard Street, San Francisco, CA 94105, telephone number 415-278-7933 or investor_relations@gymboree.com.

Additional Information about the Merger and Where to Find It

In connection with the potential merger, the Company would file a proxy statement with the Securities and Exchange Commission. Additionally, the Company would file other relevant materials with the Securities and Exchange Commission in connection with the proposed acquisition of the Company by affiliates of Bain Capital Partners, LLC pursuant to the terms of an Agreement and Plan of Merger by and among the Company and affiliates of Bain Capital Partners, LLC. The materials to be filed by the Company with the Securities and Exchange Commission may be obtained free of charge at the Securities and Exchange Commission’s web site at www.sec.gov. Investors and stockholders also may obtain free copies of the proxy statement from the Company by contacting the Company Investor Relations at 500 Howard Street, San Francisco, CA 94105, telephone number 415-278-7933 or investor_relations@gymboree.com. Investors and security holders of the Company are urged to read the proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger because they will contain important information about the merger and the parties to the merger.

The Company and its respective directors, executive officers and other members of their management and employees, under the Securities and Exchange Commission rules, may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of the Company’s executive officers and directors in the solicitation by reading the Company’s proxy statement for its 2010 annual meeting of stockholders and the proxy statement and other relevant materials which may be filed with the Securities and Exchange Commission in connection with the merger when and if they become available. Information concerning the interests of the Company’s participants in the solicitation, which may, in some cases, be different than those of the Company’s stockholders generally, will be set forth in the proxy statement relating to the merger when and if it becomes available. Additional information regarding the Company’s executive officers and directors in the solicitation is available by reading the Company’s proxy statement for its 2010 annual meeting of stockholders.

Forward Looking Statements

This press release contains forward-looking statements relating to the potential acquisition of The Gymboree Corporation by affiliates of Bain Capital Partners, LLC, including the expected date of closing of the acquisition and the potential benefits of the merger. These are forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. The actual results of the acquisition could vary materially as a result of a number of factors, including: uncertainties as to how many of The Gymboree Corporation’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause actual results to differ materially include those set forth in the reports that we file from time to time with the Securities and Exchange Commission, including our annual report on Form 10-K for the year ended January 30, 2010 and quarterly and current reports on Form 10-Q and 8-K. These forward-looking statements reflect The Gymboree Corporation’s expectations as of the date of this press release. The Gymboree Corporation undertakes no obligation to update the information provided herein.

Contacts for Gymboree

Investor Relations

Jeffrey P. Harris

415-278-7933

investor_relations@gymboree.com

Media Relations

Mark Mizicko

415-278-7503

media_relations@gymboree.com

Joele Frank, Wilkinson Brimmer Katcher

Judy Wilkinson / Meaghan Repko

212-355-4449

Contacts for Bain Capital

Stanton Public Relations and Marketing

Alex Stanton

212-780-0701

astanton@stantonprm.com